UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                   Pursuant to Rule 13a-16 or 15d-16 under the
                         Securities Exchange Act of 1934

                           For the month of: July 2007

                         Commission File Number: 1-8139

                           Zarlink Semiconductor Inc.
                              (Name of Registrant)

                                 400 March Road
                         Ottawa, Ontario, Canada K2K 3H4
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F |X|     Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes |_|     No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

On July 16, 2007, Zarlink Semiconductor Inc. filed with the Canadian securities regulatory authorities a Material Change Report on Form 51-102F3 reporting that it has filed a preliminary short form prospectus in respect of an offering of subscription receipts exchangeable into convertible unsecured subordinated debentures with the Canadian securities regulatory authorities in each of the provinces of Canada and the Securities and Exchange Commission in the United States. Zarlink expects to raise approximately Cdn$55 million pursuant to the offering.

A copy of the Material Change Report and a related press release are being furnished as Exhibits 99.1 and 99.2 to this report and incorporated herein by reference.

Exhibit No.     Description
-----------     -----------
   99.1         Material change report dated July 16, 2007
   99.2         Press release dated July 16, 2007

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     Zarlink Semiconductor Inc.

Dated: July 16, 2007                                 By: /s/ Robert McRae
                                                         --------------------
                                                         Robert McRae
                                                         Corporate Controller